UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 23, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

23 October 2025

Barclays PLC

Future commencement of Buy-back

Barclays PLC (the "Company") announces that, as disclosed in its announcement on 22 October 2025, it will commence a share buy-back programme to purchase ordinary shares of 25 pence each in the Company ("Ordinary Shares") for up to a maximum consideration of £500m (the "Buy-back"). The Buy-back will commence on the business day (in London) immediately following completion of the £1,000m share buy-back programme commenced by the Company on 30 July 2025 and end no later than 20 April 2026 (subject to regulatory approval remaining in place). The purpose of the Buy-back is to reduce the share capital of the Company and therefore Ordinary Shares purchased under the Buy-back will be cancelled.

The Company has entered into an agreement with Citigroup Global Markets Limited ("Citi") to conduct the Buy-back on its behalf and carry out on-market purchases of Ordinary Shares, acting as riskless principal, and to on-sell such Ordinary Shares to the Company.

Citi will make trading decisions in relation to the Buy-back independently of, and without further instruction from, the Company.  Any purchases of Ordinary Shares under the Buy-back will be carried out on the London Stock Exchange in accordance with certain pre-set parameters set out in the agreement with Citi and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 7 May 2025 (the "2025 Authority"), Chapter 9 of the Financial Conduct Authority's UK Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), and other applicable laws.

No repurchases will be made in the United States or in respect of the Company's American Depositary Receipts.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back will be such number as is equal to the number of Ordinary Shares the Company is authorised to repurchase under the 2025 Authority (1,436,786,392 Ordinary Shares) less the number of Ordinary Shares purchased (and to be purchased) as part of the £1,000m share buy-back programme commenced on 30 July 2025.

- ENDS -

For further information, please contact:

Investor Relations                                                      Media Relations

Marina Shchukina +44 (0) 20 7116 2526                  Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.